SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                        FORM RW

     WITHDRAWAL OF REGISTRATION STATEMENT OR AMENDMENT

Date of report (Date of earliest event reported) September 18, 2000

                       GRG, Inc.
    (Exact Name of Registrant as Specified in Its Charter)

                        Nevada
         (State or Other Jurisdiction of Incorporation)

                        0-28149
                 (Commission File Number)

                       65-0831618
             (IRS Employer Identification No.)

     111 Second Avenue Northeast, Suite 1600, St. Petersburg, FL
           (Address of Principal Executive Offices)

                         33701
                       (Zip Code)

Registrant's telephone number, including area code:  727/550-2442


(Company letterhead)

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

  RE:  File No. 0-28149

Dear Sir or Madam:

GRG, Inc. requests that you allow us to withdraw our Form 10-SB filing, originally filed November 16, 1999, and amended January 18, 2000. There are a number of reasons for our request. First, the company does not have the resources to continue with the costs associated with the filing, including legal fees, accounting fees, and the costs of filing the reports required under the Securities Exchange Act of 1934.

Second, we have determined that in the event we wish to go forward with a registration statement in the future, the company would likely desire to make an SB-2 filing or a similar registration that would allow us to simultaneously register shares of stock of the company. Such an endeavor would of course be duplicative of a Form 10-SB filing.

Finally, based upon the time that has transpired since the original Form 10-SB filing, and the considerations set forth above, we believe that continuing with such a filing would not be in our or our shareholder=s best interests.

Thank you for your consideration.

Sincerely,

/s/ O Howard Davidsmeyer Jr

O. Howard Davidsmeyer, Jr.
Chairman of the Board
GRG, Inc.

                               SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                  GRG, INC.


Date:     9/18/00                 By: /s/ Matthew A Veal
                                  ------------------------
                                  Matthew A. Veal, Principal Financial
                                  and Accounting Officer

Date:     9/18/00                 By: /s/ O Howard Davidsmeyer Jr
                                  --------------------------
                                  O. Howard Davidsmeyer, Jr.,
                                    Chairman of the Board

Date:     9/18/00                 By: /s/ Carl L Smith
                                  --------------------------
                                  Carl L. Smith, Director

Date:     9/18/00                 By: /s/ Christopher R Beck
                                  --------------------------
                                  Christopher R. Beck, Director

Date:     9/18/00                 By: /s/ Ranald Stewart Jr
                                  --------------------------
                                  Ranald Stewart, Jr., Director